March 17, 2009

Mr. H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Dear Mr. Owings:

Set forth below is the Company’s response to the comment contained in your letter dated March 3, 2009 addressed to Mr. Steven H. Temares, Chief Executive Officer.  Your comment was made in connection with a review of the financial statements and related disclosures of the Company’s Form 10-K for the fiscal year ended March 1, 2008 filed April 30, 2008, and the Definitive Proxy Statement on Schedule 14A filed June 4, 2008.

Your comment is set forth first in boldfaced type, followed by the Company’s response.  The Company has included proposed disclosures, where appropriate.  This response letter is being provided as a correspondence file on EDGAR.

Form 10-K for Fiscal Year Ended March 1, 2008 filed April 30, 2008

Item 13 — Certain Relationships and Related Transactions, and Directors Independence, page 53

1.              We note your response to comment two in our letter dated January 12, 2009.  We also note your proposed disclosure concerning related party transactions.  Please revise your proposed disclosure to describe your policies and procedures for review, approval, or ratification of related party transactions.  See Item 404(b) of Regulation S-K.  In this regard, please disclose whether the transactions and agreements with related parties were comparable to terms you could have obtained from unaffiliated third parties.  Also, if written, please file all related party contracts as exhibits or confirm to us that they all have been filed.

In response to this comment, set forth below is the Company’s proposed disclosure for inclusion in its 2009 Definitive Proxy Statement on Schedule 14A.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On March 22, 2007, the Company acquired buybuy BABY, a retailer of infant and toddler merchandise, for approximately $67 million (net of cash acquired) and repayment of debt of approximately $19 million.  buybuy BABY was founded in 1996 by Richard and Jeffrey Feinstein, both of whom were previously employed by the Company, and are the sons of Leonard Feinstein, one of the Company’s Co-Chairmen.  The aforementioned repayment of approximately $19 million of debt resulted in the retirement of all indebtedness of buybuy BABY, which debt was held by Richard and Jeffrey Feinstein (approximately $16 million) and Leonard Feinstein (approximately $3 million).  The Company believes that such transaction and the related agreements were comparable to terms the Company could have obtained from an unrelated third party.

The Company’s Audit Committee, among other things, reviews and approves, on an annual basis and as otherwise appropriate, any proposed related party transactions.  The members of the Committee also consult with the Company’s independent auditors to ensure that the Committee considers all transactions which the auditors advise may involve transactions with related persons.  The Committee’s determinations with respect to all related party transactions are recorded in the minutes of the Committee, and the Audit Committee’s responsibility to review and approve related party transactions is set forth in the Committee’s charter.

In connection with the acquisition of buybuy BABY, the Board of Directors of the Company determined to appoint a Special Committee, consisting solely of independent directors (one member of the Audit Committee and two members of both the Compensation and Nominating and Governance Committee), with full power and authority of the Special Committee to make conclusive determinations with respect to all matters relating to the acquisition, including without limitation the determination whether to enter into such transaction, the consideration, any employment or other arrangements with the principals of buybuy BABY, and other terms and conditions.  The Special Committee engaged independent legal counsel and independent financial advisors and received an opinion from such financial advisors that the consideration paid by the Company (including the debt repayment referred to above) was fair.  The Company’s Co-Chairmen, Leonard Feinstein and Warren Eisenberg, recused themselves from deliberations relating to the transaction. (end of disclosure)

With respect to the comment regarding the filing of related party contracts as exhibits, the Company evaluates the filing requirements under Regulation S-K Item 601 as they pertain to related party contracts and believes that any related party contracts so required have been filed pursuant to Regulation S-K Item 601(b)(10).

The Company will apply the aforementioned comments, as applicable, to its subsequently filed Annual Reports on Form 10-K, Proxy Statements and other future filings.

Sincerely,

By:	/s/ Eugene A. Castagna
Eugene A. Castagna
Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)